Exhibit 99.1
NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CASCADES INC.
MANAGEMENT PROXY CIRCULAR
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CASCADES INC.
To the Shareholders of Cascades Inc.,
Notice is hereby given that the Annual General Meeting of the Shareholders (the “meeting”) of Cascades Inc. (the “Company”) will be held on Thursday, May 13, 2010 at Cascades’ Tissue Group plant, at 115 Princesse Street, Lachute, (Québec), at 11:00 a.m. for the following purposes:
1.	To receive the consolidated financial statements of the Company for the fiscal year ended December 31, 2009, and the Auditors’ report thereon;
2.	To elect the Directors of the Company for the ensuing year;
3.	To appoint the Auditors of the Company for the ensuing year and authorize the Directors to determine their remuneration; and
4.	To transact such other business as may properly be brought before the meeting or any adjournment thereof.
You will find enclosed herewith a copy of the Management Proxy Circular. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than on Wednesday, May 12, 2010 at 5:00 p.m. in the envelope provided for that purpose.
Kingsey Falls, Québec, March 18, 2010.
By Order of the Board,
(signed)
Robert F. Hall
Vice-President, Legal Affairs
and Corporate Secretary
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

LETTER TO SHAREHOLDERS
Dear shareholders,
On behalf of Cascades’ Board of Directors, management and employees, it is with great pleasure and a sense of pride that we welcome you this year to our tissue paper plant located in Lachute (Québec) on the occasion of our annual general meeting of shareholders. The items of business are described in the accompanying Notice of Annual General Meeting and Management Proxy Circular.
This quite unique location has the distinction of being the first in its category in North America in the process of obtaining the LEED®–NC (New Construction) certification. The much coveted LEED® (Leadership in Energy and Environmental Design) certification recognizes buildings that are of high environmental quality and that meet stringent performance standards, notably in terms of energy, water consumption and the use of local materials.
I would like to take this opportunity to recognize Mr. Michel Desbiens who will not be standing for re-election at the annual general meeting. A Company director since 2001, he has been an exceptional contributor to Cascades’ success and we wish to thank him warmly for his sound advice as well as for his devotion and leadership over the years.
This year, one new candidate is nominated for election to the Board of Directors: Mr. Georges Kobrynsky, who has extensive experience and a vast expertise in the operating sectors that the Company privileges.
At the meeting, you will have the opportunity to hear Cascades’ senior management discuss the highlights of our performance in 2009 and you will be informed of our plans for the future.
We invite you to read our 2009 Annual Report and Management Proxy Circular and to exercise the power of your proxy by voting your shares.
Yours sincerely,
(signed)
Laurent Lemaire
Chairman of the Board
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

PART 1. Voting information
This Management Proxy Circular (the “circular”) is for the solicitation of proxies by the Management of Cascades Inc. (the “Company or Cascades”), to be used at the Annual General Meeting of Shareholders of the Company or any adjournment thereof (the “meeting”) to be held at the time and place and for the purposes set forth in the foregoing Notice of the said meeting. Unless otherwise expressly indicated, the information herein contained is given as of March 18, 2010.
1.1 Solicitation of Proxies
Proxies in the enclosed form are solicited by the Board of Directors and the Management of the Company. The solicitation will be principally by mail and the cost of solicitation will be borne by the Company.
If you cannot attend the meeting in person, complete and return the enclosed form of proxy to the transfer agent, Computershare Investor Services Inc., in Montreal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, as this will enable your vote to be recorded.
1.2 Appointment and Revocation of Proxies
The persons named in the enclosed proxy form are Directors and Officers of the Company. A shareholder has the right to appoint another person (who need not be a shareholder of the Company) to represent him or her at the meeting either by inserting the name of his or her chosen proxy in the blank space provided in the proxy form or by completing another appropriate proxy form.
A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.
1.3 Voting of Proxies
The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the thirteen (13) nominees whose names appear herein under the heading “ELECTION OF DIRECTORS”, IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP/ s.r.l./ s.e.n.c.r.l., chartered accountants, as Auditors, in accordance with the terms and conditions set out under the heading “APPOINTMENT OF AUDITORS”.
The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and to other matters which may properly come before the meeting (or any adjournment thereof). As of the date of this circular, Management of the Company knows of no such amendment, variation or other matter expected to come before the meeting.
1.4 Record Date and Voting Shares
Holders of Common Shares of the Company who are included in the list of shareholders registered at the close of business on March 18, 2010, shall have the right to vote at the meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the meeting, that his name be included in the list of shareholders having the right to vote at the meeting, in which case the transferee shall be entitled to vote his shares at the meeting. Each Common Share is entitled to one vote with respect to the matters pertaining to the meeting.
The Company is authorized to issue an unlimited number of Common Shares. As at March 18, 2010, 97,000,541 Shares were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the meeting, they shall vote as one on the shares jointly held by them.
1.5 Non-Registered Holders
The information set forth in this section is important to the shareholders who do not hold their Common Shares of the Company in their own names (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the meeting. However, in many cases, Common Shares of the Company beneficially owned by a Non-Registered Holder are registered either:
1.	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or
2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.
In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“National Instrument 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of the Notice of meeting, this Management Proxy Circular, the form of proxy, the Financial Statements including Management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:
1.	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;
2.	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.
The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by internet). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the meeting, the proxy must be returned to Broadridge well in advance of the meeting in order to have the Common Shares voted.
Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients.
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
1.6 Principal Holders
On March 18, 2010, no person, to the knowledge of the Directors and Officers of the Company, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

	Name of	Amount and Nature
Security Class	Beneficial Owner	of Ownership		Percentage of Class
Common Shares	Bernard Lemaire	13,714,159	(1)(2)	14.14%
Common Shares	Laurent Lemaire	11,662,738	(1)(2)	12.02%

(1)	Held personally or through a wholly-owned holding company.

(2)	These amounts do not include the 500,000 shares that Bernard and Laurent Lemaire each transferred to La Fondation de la Famille Lemaire, reserving their voting rights related thereto.
PART 2. BUSINESS OF THE MEETING
2.1 Financial Statements
The audited consolidated financial statements for the year ended December 31, 2009 and the report of the auditors thereon are included in the Company’s 2009 annual report that has been sent to the shareholders. No vote is required on this matter.
2.2 Election of Directors
2.2.1 Board Nominees
For each of the thirteen (13) nominees proposed by Management for election as directors of the Company, the following tables set out their name and place of residence, their principal occupation, the year in which they first became a director of the Company, the number of Common Shares of the Company beneficially owned directly or indirectly by each of them or over which they exercise control, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of Directors of the Company (the “Board”). Each nominee is well qualified to serve on the Board of the Company. The size of the Board is appropriate to be effective and its composition fosters a diversity of views. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. Directors will hold office until the next succeeding Annual General Meeting of Shareholders of the Company or until their successors are elected or appointed. As indicated on the attached Form of Proxy, and in accordance with best practices, shareholders may vote individually for each of the nominees named below as directors of the Company.
The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by Management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of directors. Management does not anticipate that any of the proposed nominees will be unable to act as a director. If such becomes the case for any reason whatsoever prior to the meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Bernard Lemaire
Executive Vice-Chairman of the Board
Kingsey Falls (Québec) Canada
Director since 1964
Non-Independent
Common Shares: 13,714,159(1)
One of the founders of Cascades, Mr. Lemaire is Executive Vice-Chairman of the Board and has been a Director of the Company since 1964. He was President of the Company from its creation until 1992 and Chairman of the Board of Directors from 1992 to 2008. He is also Executive Chairman of the Board of Directors of Boralex Inc., a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy. He serves as a member of the Administrative Committee of both companies. He also sits on the Board of Trustees of Boralex Power Trust. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales — Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.
Laurent Lemaire
Chairman of the Board
Warwick (Québec) Canada
Director since 1964
Non-Independent
Common Shares: 11,662,738(2)
One of the founders of Cascades, Mr. Lemaire is Chairman of the Board of Directors of the Company and a member of the Administrative Committee. He held the position of Executive Vice-Chairman of the Board of Directors from 2004 to May 2008 and was President and Chief Executive Officer of the Company from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian based company, manufacturer of coated and recycled boxboard.
Alain Lemaire
President and Chief Executive Officer
Kingsey Falls (Québec) Canada
Director since 1967
Non-Independent
Common Shares: 4,865,202(3)
One of the founders of Cascades, Mr. Lemaire is President and Chief Executive Officer of the Company and a member of the Administrative Committee. He held the position of Executive Vice-President of the Company from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc. from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke.
Martin P. Pelletier ENG.,Ph.D.
Consultant
Sillery (Québec) Canada
Director since 1982
Non-Independent
Common Shares: 68,054
Differed Share Units: 16,783
Mr. Pelletier, a chemical engineer is a pulp and paper consultant. He held the position of Vice-President and Chief Operating Officer, Containerboard, of Norampac Inc., from 1997 to 2000 and was President and Chief Executive Officer of Rolland Inc. (now Cascades Fine Papers Group Inc.) from 2000 to 2002. He is the Chairman of the Environment, Health and Safety Committee. He sits on the Board of Directors of CO2 Solution, a high-tech firm involved in recycling carbon dioxide (C02).
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Paul R. Bannerman
Chairman of the Board Etcan International Inc.
Montréal (Québec) Canada
Director since 1982
Non-Independent
Common Shares: 661,844
Deferred Share Units: 16,783
Mr. Bannerman is the founder and Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.
André Desaulniers
Director of companies
Andorre (Europe)
Director since 1982
Independent
Common Shares: 30,000(4)
Deferred Share Units: 16,783
Mr. Desaulniers is a director of companies and acquired his knowledge and expertise while acting as Chairman of the Board of Directors of McNeil Mantha Inc., an investment dealer, for 17 years. He also was a member of several Audit Committees, such as, among others, Chairman of the Audit Committee of the Montreal Stock Exchange Inc. He sits on the Audit Committee and chairs the Corporate Governance and Nominating Committee.
Louis Garneau
President, Louis Garneau Sports inc.
Saint-Augustin-de-Desmaures (Québec) Canada
Director since 1996
Independent
Common Shares: 5,018
Deferred share Units: 16,783
Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Sylvie Lemaire
Director of companies
Otterburn Park (Québec) Canada
Director since 1999
Non-Independent
Common Shares: 532,287(5)
Deferred Share Units: 16,783
Ms. Lemaire is a director of companies. She sits on the Board of Directors of Fempro 1 Inc., a manufacturer of absorbent products. She also sits on the Board of Directors of the Cooperative des travailleurs de Fempro 1 Inc. She has held production, research and development and general management positions. She has been co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., where she held the position of President until 2007. She is a member of the Environment, Health and Safety Committee. Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montreal École polytechnique.
Laurent Verreault
Chairman of the Board and Chief Executive Officer, GLV Inc.
Verdun (Québec) Canada
Director since 2001
Independent
Common Shares: 98,570(6)
Deferred Share Units: 16,783
Mr. Verreault is Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment. He sits on the Audit Committee and Human Resources Committee of the Company. He is a member of the Board of Directors and a member of the Human Resources Committee of TMX Group Inc.
Georges Kobrynsky
Senior Vice-President, Investments,
Forest Products Société générale de financement
du Québec Outremont (Québec) Canada
Independent
Common Shares: —
Deferred Share Units: —
Mr. Kobrynsky is Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec. Previously, Mr. Kobrynsky held various senior positions at Domtar Inc., over 30 years, including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He also held a position at the Ministry of the Environment of Canada from 1971 to 1975. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. Mr. Kobrynsky completed the Senior Executive Program from the University of Western Ontario. He also holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. Mr. Kobrynsky is a Trustee and Board Member of Supremex Income Fund, a Canadian manufacturer of stock and custom envelopes of which he is a member of the Audit Committee and Chair of the Compensation, Corporate Governance and Nominating Committee. He is a Trustee and member of the Board of SFK Pulp Fund, an unincorporated open-ended limited purpose trust of which he is a member of the Corporate Governance and Human Resources Committees.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Robert Chevrier
President, Société de Gestion Roche Inc.
Montréal (Québec) Canada
Independent
Common Shares: 5,000(7)
Deferred Share Units: 16,783
Mr. Chevrier is President of Société de Gestion Roche Inc., a holding and investment company. He is the Chairman of the Audit Committee and acts as lead Director. He is a director and member of the Audit Committee of Bank of Montreal and Chair of the Pension Fund Society of Bank of Montreal, a director of Compagnie de Saint-Gobain, a company specializing in the production, processing and distribution of materials, director and member of the Audit and Risk Management Committee, Chair of the Human Resources Committee and lead director of CGI Group Inc., an IT and business process services provider; Chairman of the Board of Quincailleries Richelieu Ltée, a distributor, importer and manufacturer of specialty hardware. He has held the position of Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. He is a graduate of Concordia University and a Fellow of the Canadian Institute of Chartered Accountants.
David McAusland
Partner, McCarthy Tétrault
Beaconsfield (Québec) Canada
Director since 2003
Independent
Common Shares: 4,000
Deferred Share Units: 16,783
Mr. McAusland has been a Director of the Company since 2003. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee. In 2009, he became a partner in the law firm of McCarthy Tétrault. He also sits on the Boards of Directors of Cogeco Inc., a diversified communications company and Cogeco Cable Inc., a cable telecommunications company where he is Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. He is a member of the Board of Directors of Equinox Minerals Ltd., an international exploration and mine development company, and a member of the compensation committee and Chair of the Corporate Governance and Nominating Committee of this company. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, and is a member of the Audit, Finance and Compensation Committees. He is a Director of World Color Press Inc., a global leader in providing high — value, complete advertising and marketing solutions where he is member of the Audit Committee. In addition, he is a director of certain not-for-profit organizations such as Centraide of Greater Montreal and Chair of the Fondation de l’École nationale du cirque.
James B. C. Doak
President and Managing Director,
Megantic Asset Management Inc.
Toronto (Ontario) Canada
Director since 2005
Independent
Common Shares: 10,000
Deferred Share Units: 16,783
An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, and the Audit Finance and Compensation Committees of Khan Resources Inc. a uranium exploration and development company. He is also a director and member of the Audit Committee of Purepoint Uranium Group Inc., a uranium exploration company. In 2009, he became a director and Chair of the Audit and Finance Committee of Eurocopter Canada Limited, a subsidiary of Eurocopter, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.

(1)	Held directly or indirectly by Gestion Bernard Lemaire Inc. of which Mr. Bernard Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.

(2)	Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.

(3)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.

(4)	Held directly or indirectly by Pyrénées Capital Ltée, of which André Desaulniers is the sole voting shareholder.

(5)	343,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.

(6)	Held directly or indirectly by 3033548 Nova Scotia Co., of which Laurent Verreault is the sole voting shareholder.

(7)	Held directly or indirectly by Société de Gestion Roche Inc., of which Mr. Chevrier is the sole voting shareholder.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

2.2.2 Additional disclosure relating to Directors
To the best knowledge of the Company, no proposed nominee to the Board of Directors is, as at March 18, 2010, or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Company, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors.
2.2.3 Board Interlocks
The Board of Directors has reviewed the membership of the proposed nominees to the Company’s Board of Directors on the boards of other public companies and has determined that only the following nominees sit on the same Board of Directors: Messrs. David McAusland and James B. C. Doak are members of the Board of Directors of Khan Resources Inc.
2.2.4 Directors attendance record to Board of Directors and Board Committee meetings
In general, for the fiscal year ended December 31, 2009, the total attendance record of directors at meetings was 96.2% for Board meetings, 100% for Audit Committee meetings, 88.9% for Corporate Governance and Nominating Committee meetings, 100% for Human Resources Committee meetings and 100% for Environment, Health and Safety Committee meetings.
The following table sets forth the number of Board meetings and Committee meetings attended by each director.
Number and percentage of meetings attended by a director

			Corporate		Environment,
	Board of		Governance and	Human	Health and
	Directors	Audit Committee	Nominating Committee	Resources Committee	Safety Committee
Director	(11 meetings)	(6 meetings)	(3 meetings)	(4 meetings)	(4 meetings)
Bernard Lemaire	10 on 11 (91%)	—	—	—	—
Laurent Lemaire	11 on 11 (100%)	—	—	—	—
Alain Lemaire	11 on 11 (100%)	—	—	—	—
Martin P. Pelletier	11 on 11 (100%)	—	—	—	4 on 4 (100%)
Paul R. Bannerman	11 on 11 (100%)	—	—	—	—
André Desaulniers	11 on 11 (100%)	6 on 6 (100%)	2 on 3 (67%)	—	—
Louis Garneau	11 on 11 (100%)	—	—	4 on 4 (100%)	—
Sylvie Lemaire	10 on 11 (91%)	—	—	—	4 on 4 (100%)
Michel Desbiens	11 on 11 (100%)	—	—	4 on 4 (100%)	4 on 4 (100%)
Laurent Verreault	11 on 11 (100%)	6 on 6 (100%)	—	4 on 4 (100%)	—
Robert Chevrier	11 on 11 (100%)	6 on 6 (100%)	—	—	—
David McAusland	9 on 11 (82%)	—	3 on 3 (100%)	—	—
James B. C. Doak	11 on 11 (100%)	6 on 6 (100%)	3 on 3 (100%)
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

2.3 Appointment of Auditors
The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP/ s.r.l./ s.e.n.c.r.l., chartered accountants, as Auditors of the Company, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to determine their remuneration unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.
2.3.1 Auditors’ Fees
The following table presents, by category, the fees incurred and paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Fees
Services	December 31, 2008	December 31, 2009
Audit Fees(1)	$2,046,684	$2,111,019
Audit-Related Fees(2)	379,539	$766,136
Tax Fees(3)	734,173	$446,454
Other Fees(4)	N/A	N/A
Total	$3,160,396	$3,323,609

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.

(3)	Professional services regarding compliance with income Tax laws.

(4)	Various other services.
2.3.2 Policies and procedures for the engagement of audit and non-audit services
The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the external auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the external auditors are pre-approved. Under the terms of the Policy, services that involve annual fees of less than $35,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services that involve fees of more than $50,000 require pre-approval of all the members of the Committee.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

PART 3. INFORMATION ON COMPENSATION
3.1 Compensation of Executive Officers
This section is intended to provide shareholders of the Company with a description of the policies and programs regarding compensation of the named executive officers (collectively the “Named Executive Officers” for the financial year ended December 31, 2009. The Named Executive Officers are the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the Chairman of the Board, the President and Chief Executive Officer of Cascades Tissue Group and the President and Chief Operating Officer of Dopaco, Inc. Although this section essentially describes the compensation policies and programs for the Named Executive Officers, these programs also apply to the Company’s other management staff. Unless otherwise indicated, the information contained herein is as at December 31, 2009.
3.1.1 Compensation Policy
The compensation of the Named Executive Officers is based upon the Company’s compensation policy and the recommendations of the Human Resources Committee, (the “Committee”) which is composed solely of independent directors, namely Messrs. Michel Desbiens, (Chair), Louis Garneau and Laurent Verreault. None of the members of the Committee is or has been indebted to the Company or any of its subsidiaries or has or has had an interest in a material transaction involving the Company. None of the members of the Committee is or has been an officer, employee or executive of the Company.
The Company’s policy is designed to offer global competitive compensation to allow the Company to: i) recruit and retain highly qualified employees; ii) to recognize and encourage individual contribution to the Company’s results; and iii) to reward individual and collective performance. The Company’s compensation policy establishes compensation levels which take into account the role of the incumbent and the inherent responsibilities of the position.
Total compensation of Executive Officers is comprised of the following principal components: one fixed which is the base salary and one variable which includes a short term incentive plan (profit sharing program) which is tied to the financial performance of the Company and its business units and a long–term incentive plan (Stock Option Plan). With respect to Executive Officers, in particular, the compensation policy is designed to optimize profitability. It is with this in mind that Cascades has always favoured a decentralized structure where each business unit is a profit center on to itself with its own balance sheet and statement of earnings and where officers are compensated based on the profitability of the business units they manage. As well, in the case of the Named Executive Officers, the variable component is superior to the fixed compensation.
3.1.2 Determining compensation
The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the President and Chief Executive Officer. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations to the Board, if necessary. The Committee reviews practices put in place by the Company relating to recruitment, training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options to those persons eligible in accordance with the Company’s Stock Option Plan. If required, the Committee retains the services of outside consultants, specialized in compensation to assist it in performing its mandate. During the fiscal year 2009, the Committee did not retain the services of an outside compensation advisor.
3.1.3 Benchmarking practices
In 2009, Messrs. Alain Lemaire, Laurent Lemaire and Christian Dubé did not receive a salary increase and Mr. Robert L. Cauffman’s increase is governed by his employment contract. Consequently, no reference group was used in the annual cash compensation determination process for these Named Executive Officers save for the Group Presidents, namely Mrs. Suzanne Blanchet.
In addition, to considering annual cash compensation (base salary and short — term incentive plan) indicators extracted from national compensation surveys published by compensation consulting companies, such as Morneau Sobeco and Towers Perrin, the annual cash compensation for Group Presidents, namely the base salary and the variable compensation was benchmarked by the Committee in 2009, against a reference market or “Reference Group” composed of six Canadian companies of comparable size in terms of sales to the Group’s business units for which they are responsible and chosen on the basis of one or more of the following criteria:
•	the companies are listed on a Stock Exchange;

•	the companies operate their activities on a national and international level;

•	the average size of the companies in terms of sales is comparable to the Group’s business units for which they are responsible and varies between $401 and $1,317 million.
The six companies that form part of the Reference Group are the following: CCL Industries Inc., Fraser Papers Inc., Winpak Ltd, Uni-Select Inc., Gildan Sportswear Inc., and Industries Lassonde Inc.
The following table sets forth a summary of the characteristics of the Reference Group:

Cascades
As at December 31, 2008	Tissue Group	Reference Group(1)
Location	Canada and the United States	At a national and international level
Sales (in millions of dollars)	$787 in 2008 $840 in 2009	$901(2) in 2008

(1)	The financial data for the Reference Group is from management proxy circulars for the fiscal year ended December 31, 2008 as filed on SEDAR.

(2)	This number represents an average for the six companies.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

The average base salary of the Reference Group for a comparable position to that of the Group Presidents is $536,596, the variable compensation being $195,074. The average of the total cash compensation excluding stock option grants is $731,669.
For the financial year ended December 31, 2009, Mrs. Suzanne Blanchet’s annual cash compensation was $747,345, an amount slightly above the average of the Reference Group, a compensation which is appropriate taking into account her experience and responsibilities. The Committee did not use benchmarking for any other components of Mrs. Suzanne Blanchet’s compensation.
3.1.4 Compensation Components
Base Salary
For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Executive Officer positions are compared to other similar Executive Officer positions within the Reference Group. The salary data is analyzed to establish the median salaries in the market. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Company. The objective sought is to offer a base salary to Executive Officers which on average is positioned at the median of salaries for positions with comparable responsibilities. With the exception of Mr. Robert L. Cauffman, the base salaries of the Named Executive Officers for the fiscal year ended December 31, 2009 were set on April 1st, 2009, and remained unchanged throughout the fiscal year. Messrs. Alain Lemaire, Laurent Lemaire and Christian Dubé did not receive any salary increase in 2009. Mrs. Suzanne Blanchet was granted a salary increase of 7.2%.
Short-term Incentive Plan
With the exception of Mr. Robert L. Cauffman, President and Chief Operating Officer of Dopaco, Inc., (“Dopaco”), who benefits from an employment contract, the short-term incentive plan entitles the Named Executive Officers, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit-sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”), 1) the Named Executive Officers whose functions are directly related to operations are eligible to receive a bonus based on the financial results (operating profit being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision, capped at two times the annual base salary, 2) members of senior management, who have a support function participate in the profit sharing program and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units taking into account their seniority, responsibilities and their personal performance, capped at one time their annual base salary. Profit sharing paid to the President and Chief Executive Officer represents 0.25% of operating profit of all of the subsidiaries, divisions and affiliated entities of the Company except for the Boxboard Group’s business units. He also received 0.0625% of operating profit of Dopaco’s business units. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of a discretionary amount of $155,000, and an amount of $42,283 representing 0.25% of operating profit of the European mills, namely Djupafors in Sweden and Larochette in France capped at one time his base salary. Profit sharing paid to Suzanne Blanchet represents 0.25% of operating profit of Cascades Tissue Group’s business units for which she is responsible, capped at two times the annual base salary. Profit sharing paid to the Chairman of the Board represents 0.0625% of operating profit of all of the subsidiaries, divisions and affiliated entities of the Company and 0.25% of operating profit of the Boxboard Group’s European mills including Dopaco, business units, capped at two times his base salary.
In order to determine the profitability of the business units, their profits are accounted for on a non consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1st and ending on October 31st. Certain business units in a start — up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, whichever the case.
The totality of the compensation derived from the short-term incentive plan is based on measures that cannot be disclosed. Indeed, the Company does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Company is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Company’s competitors to isolate certain data and could harm the Company’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to our competitors of the strategic importance of one unit over others in terms of operating profit. Compensation derived from the short-term incentive plan, based on measures that cannot be disclosed, represents 45% of the total compensation of Mr. Alain Lemaire, 27% of the total compensation of Mr. Christian Dubé, 53% of the total compensation of Mr. Laurent Lemaire and 38% of the total compensation of Mrs. Suzanne Blanchet.
The Committee is satisfied that the Company’s profit sharing plan which has been in place for several years effectively encourages senior management’s productivity and aligns their interests with those of the Company’s shareholders. Indeed, any compensation derived from the short-term incentive plan is directly correlative to the success of the various business units which they manage. When the Committee determines the percentage of the profits of each business unit to be paid to the senior executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his responsibility. The Committee also ensures that the compensation to be paid is correlative to a high performance on the part of the business units. The Company does not have any other share-based non-equity incentive plan in place other than the short-term incentive plan described above.
Long-term Incentive Plan
Save and except for Mr. Robert L. Cauffman, the long-term incentive program enables Officers including the Named Executive Officers, as well as key employees of the Company, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Company. In the case of the Named Executive Officers as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. The number of options attributed is based on a multiple of the base salary taking into account the level of seniority of the beneficiary of options, capped at a maximum of two times the base salary for the President and Chief Executive Officer and at 1.5 times the base salary for the Group Presidents and at 1.25 times the base salary for the Chief Financial Officer. This cap is a practice rather than a policy as the Board of Directors may increase or reduce the multiples at its discretion. When new awards occur, previous awards are used for reference purposes only and do not bind the Board of Directors.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Pursuant to the terms of the (“Plan”), an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted except for the options granted on January 3, 2009 and December 14, 2009 which expire 3 years after the grant date. The terms for exercising options granted before December 31, 2003 are 25% of the optioned shares within the 12 months of the grant date and up to an additional 25% within each 12 month period following the 1st, 2nd and 3rd anniversary dates of grants. The terms for exercising the options granted in 2004 and after are 25% of the number of shares after the first anniversary date of grant, and up to an additional 25% each twelve months after the 2nd, 3rd and 4th anniversary date of grant. With the exception of options issued as a result of the privatization of the Company’s wholly-owned subsidiaries in January 2001, options issued under the Plan may not be exercised unless the market price of the Common Shares exceeds the book value of the Common Shares as of the end of the quarter immediately proceeding the date the options were granted. In the past, the Board of Directors at its discretion, determined that the exercise price may not be less than the market price of the Common Shares at the grant date, calculated as the average of the closing price of the Common Shares on the Toronto Stock Exchange on the five trading days prior to the grant date. However, as of December 15, 2009, options awarded will no longer be subject to this condition. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Company, all options granted under the Plan become exercisable within 60 days of the date of the Change in Control.
Unless the Board of Directors decides otherwise, the options granted under the Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Company; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Company but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Company is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) if the optionee attains the normal retirement age established by the Company, the portion of any option held by such optionee that is exercisable at the date of his retirement may be exercised by the optionee during a period of 120 days after the date of retirement; and, the options which are not exercisable at the time of the occurrence of any event mentioned in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.
The Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to anyone insider and related persons.
In 2006, the Toronto Stock Exchange introduced a number of amendments to the TSX Company Manual (the “Manual”) including with respect to the amendment procedure to security based compensation arrangements and to the extension of the option term during blackout periods. The Shareholders approved the amendments to the Plan at the Annual General Meeting held on May 10, 2007 providing for i) a new amendment procedure to the Plan specifying when regulatory approval and shareholder approval of amendments is required; ii) the extension of the exercise period for insiders whose exercise period would otherwise expire during a prohibition trading period to a further 10 business days after the prohibition trading period ends.
The Board of Directors may amend, suspend or terminate the Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the Shareholders: i) any increase in the maximum number of shares issuable under the Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above; iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favourable to participants.
Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the Shareholders will not be required: i) any amendment to the eligibility for participation in the Plan and limitations or conditions on participation in the Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Plan or in any option; v) any amendment of the terms relating to the administration of the Plan; and vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve. The Corporate Secretary may determine, from time to time, the manner in which an option may be exercised, including by way of processes administered by the Company or by third parties mandated by the Company.
On January 3, 2009, the Board of Directors granted options to 5 senior executives and key management employees of the Company, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 97,669 Common Shares at the exercise price of $7.64 per share expiring in 2012. On April 1st, 2009, the Board of Directors granted options to 23 senior executives and key management employees of the Company, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 2,031,785 Common Shares at the exercise price of $2.28 per share expiring in 2019. On September 14, 2009, the Board of Directors granted options to 1 senior executive, giving him the opportunity to purchase 38,641 Common Shares at the exercise price of $9.42 per share expiring in 2012. In 2009, 2,168,095 options were granted, representing 3% of the 97,208,533 common shares outstanding at the end of the financial year.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Ownership Guidelines
To further align the interests of senior management with those of shareholders, the Company expects executives who participate in the long-term incentive plan to accumulate and retain Company shares. Members of senior management who are granted options annually are required to hold shares of the Company in an amount equal to their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary and 5% of their profit sharing. In 2009, the ownership guidelines were suspended in light of a sharp decline in the stock price.
Benefits and Perquisites
The Company’s employee benefit program including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.
Compensation for Robert L. Cauffman(1)
As a rule, senior management of the Company or of its subsidiaries and divisions do not have employment contracts. However, Dopaco is party to an employment contract with Robert L. Cauffman since 2002, subsequently amended in 2008 (the “contract”) whereby Dopaco agreed to employ Robert L. Cauffman as President and Chief Operating Officer. The initial term of the contract terminates on December 31, 2009 and is renewable for successive one year periods. In accordance with the contract, total compensation payable to Mr. Cauffman includes the payment of an annual base salary which as of January 1, 2009 was increased by a minimum amount of 5% per year during the term of the contract. He is eligible to receive an annual bonus the amount of which will vary between 47.5% and 100% of the highest of: i) the annual base salary on December 31, 2009 or ii) the annual base salary in effect on January 2, 2009. No objective criteria is used in the determination process of the bonus and the annual cash compensation paid to Robert L. Cauffman. As well, since Dopaco does not have a stock option plan or stock purchase plan in place, he receives an annual cash compensation in lieu of stock option grants or share grants. He also benefits from a defined retirement benefit plan the terms of which are outlined under the heading “Retirement Plans” on page 20 of this circular. He receives certain personal benefits which reflect competitive practices.

(1)	Refer to the Summary Compensation Table for Named Executive Officers below.
3.2 Compensation Summary
3.2.1 Summary Compensation Table for the Named Executive Officers
The following table sets forth the total executive compensation paid to the Named Executive Officers of the Company or of one of its subsidiaries for the financial year ended December 31, 2009.

				Non-equity
				annual incentive
			Option-based	plan	Pension	Other	Total
Name and		Salary	awards(1),(2)	compensation(3)	value(4)	compensation(5)	compensation
principal position	Year	($)	($)	($)	($)	($)	($)
Alain Lemaire, President and Chief	2008	506,950	215,397	790,205	20,000	6,337	1,538,889
Executive Officer	2009	501,800	698,667	988,879	21,000	10,735	2,221,081
Christian Dubé, Vice-President and	2008	313,500	82,069	145,000	19,593	7,837	567,999
Chief Financial Officer	2009	298,741	237,764	202,886	16,442	6,576	762,409
Laurent Lemaire, Chairman of the Board of	2008	250,000	—	349,119	20,000	83,720	702,839
Directors 2008	2009	260,000	—	414,978	21,000	80,308	776,286
Suzanne Blanchet, President and Chief Executive Officer	2008	336,800	105,395	200,288	21,000	4,210	667,693
of Tissue Group	2009	342,550	297,204	404,795	22,000	4,282	1,070,831
Robert L. Cauffman, President and Chief Operating Officer,	2008	574,306	—	574,306	1,862,600	965,820	3,977,032
Dopaco, Inc.	2009	651,236 (6)	—	488,427 (6)	1,500,095 (7)	986,212 (8)	3,625,970

(1)	For additional information, refer to the heading “Long-term Incentive Plan” on page 15 of this circular.

(2)	The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model. This value is the same as the fair book value established in accordance with generally accepted accounting principles and accounting for the following assumptions:
(i)	Risk-free rate: 2.2%

(ii)	Dividend rate: 4.31%

(iii)	Volatility in market price of the shares: 41%

(iv)	Expected lifetime: 7 years

(v)	Fair value per option: $1.39

(3)	For additional information, refer to the heading “ Short-term Incentive Plan” on page 14 of this circular.

(4)	The amounts reflected in the table, with the exception of Robert L. Cauffman, represent the Company’s contribution only; for additional information refer to the heading “Retirement Plans” on page 19 of this circular.

(5)	Perquisites have not been included, as they do not reach the prescribed threshold of $ 50,000 or 10% of the base salary for fiscal 2009, save for Laurent Lemaire. This amount represents an amount allocated to the maintenance of his private properties in Kingsey Falls.

(6)	Amounts paid in $ US and converted in $ Cdn for the purposes of the table at a rate of US $ 1 = 1.141535 $ Cdn in 2009. Rate of US $1 = 1.067087 $ Cdn in 2008.

(7)	The compensatory change in the accrued obligation is due to the cost of services rendered during the year (vesting postponement 5% per year) as well as adjustment costs due to inflation and adjournment of the monthly pension payable to Robert L. Cauffman.

(8)	Dopaco, Inc. does not have a Stock Option Plan or Stock Purchase Plan in place, Robert L. Cauffman receives an annual monetary compensation in lieu of stock options or stock grants. this amount is paid in $ US and converted in $ Cdn for the purposes of the table at a rate of US $ = 1.141535 $ Cdn. In 2008, rate of US $1 = 1.067087 $ Cdn.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

3.3 Incentive Plan Awards
3.3.1 Outstanding Option-based Awards
The following table sets forth, for each Named Executive Officer, all the option-based grants outstanding at the end of the financial year 2009.

Option- based Awards
					Value of
		Number of securities			unexercised
		underlying	Option		in-the-money
		unexercised options	exercise price	Option	options(1)
Name	Date of grant	(Number)	($)	expiration date	($)
Alain Lemaire	January 10, 2001	89,208	6.82	January 9, 2011	189,120.96
	February 26, 2002	48,308	13.24	February 25, 2012	—
	March 18, 2003	50,844	13.04	March 17, 2013	—
	May 3, 2004	67,739	13.05	May 2, 2014	—
	May 4, 2005	72,727	12.73	May 3, 2015	—
	May 3, 2006	81,462	11.49	May 2, 2016	—
	May 9, 2007	79,121	11.83	May 8, 2017	—
	May 7, 2008	124,507	7.81	May 6, 2018	140,692.91
	January 3, 2009	23,822	7.64	January 2, 2012	30,968.60
	April 1, 2009	440,175	2.28	March 31, 2019	2,931,565.50
	September 14, 2009	38,641	9.42	September 13, 2012	—
Christian Dubé	May 11, 2004	50,000	12.78	May 10, 2014	—
	May 4, 2005	21,212	12.73	May 3, 2015	—
	May 3, 2006	31,114	11.49	May 2, 2016	—
	May 9, 2007	30,220	11.83	May 8, 2017	—
	May 7, 2008	47,439	7.81	May 6, 2018	53,606.07
	April 1, 2009	171,053	2.28	March 31, 2019	1,139,212.98
Laurent Lemaire	—	—	—	—	—
Suzanne Blanchet	February 1, 2000	29,726	8.05	February 1 2010	26,456.14
	January 10, 2001	36,217	6.82	January 9, 2011	76,780.04
	February 26, 2002	19,637	13.24	February 25, 2012	—
	March 18, 2003	21,135	13.04	March 17, 2013	—
	May 3, 2004	32,276	13.05	May 2, 2014	—
	May 4, 2005	34,545	12.73	May 3, 2015	—
	May 3, 2006	40,052	11.49	May 2, 2016	—
	May 9, 2007	38,901	11.83	May 8, 2017	—
	May 7, 2008	60,922	7.81	May 6, 2018	68,841.86
	April 1, 2009	213,816	2.28	March 31, 2019	1,424,014.56
Robert L. Cauffman	—	—	—	—	—

(1)	The value of unexercised in–the- money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2009, namely $8.94. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading “Long-term Incentive Plan” on page 15 of this circular.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

3.3.2 Incentive Plan Awards — Value vested or earned during the year
The following table sets forth, for each Named Executive Officer, the value vested for all grants and the disbursement of the bonus during the financial year 2009.

		Non-equity plan
	Option-based	compensation —
	awards — Value	Value earned
	vested during the year(1)	during the year(2)
Name	($)	($)
Alain Lemaire	—	988,879
Christian Dubé	—	202,886
Laurent Lemaire	—	414,978
Suzanne Blanchet	—	404,795
Robert L. Cauffman	—	488,427 (3)

(1)	The amount represents the value that would have been realized if the options had been exercised on the vesting date, namely, the difference between the closing price of the common shares on the Toronto Stock Exchange and the exercise price on such vesting date.

(2)	Refer to the heading “Short Term Incentive Plan” on page 14 of this circular.

(3)	Amounts paid in $ US and converted in $ Cdn for the purposes of this table at a rate of $ US 1 = 1.141535 $ Cdn.
3.4 Share Purchase Plan
The Company offers to its Canadian employees, including the Named Executive Officers, save and except for Robert L. Cauffman, a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Company will contribute to the plan 25% of the employee’s and Named Executive Officers contribution. The shares are purchased on the market on a predetermined date each month.
3.5 Retirement Plans
Retirement Savings Plan — Christian Dubé
Christian Dubé is eligible to participate in the Cascades Group Retirement Savings Plan. The Cascades Group Retirement Savings Plan, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. The Company contributes 2.25% of an employee’s base salary and, in addition, contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. The employee and employer’s contributions are subject to the maximum amount allowed by the Income Tax Act (Canada). The employees choose to invest their contributions and the employer’s contributions in investment funds available.
Pension Plan — Suzanne Blanchet
Suzanne Blanchet is eligible to participate in the Cascades Tissue Group Pension Plan. The Cascades Tissue Group Pension Plan for all salaried employees in Canada, is a defined contribution pension plan, which was established to enable employees to accumulate capital for retirement. Cascades Tissue Group contributes 2.25% of an employee’s base salary and, in addition, contributes a certain percentage between 0% and 3% of the base salary depending on the Company’s profitability in the prior year. As well, if the employee makes additional contributions, Cascades Tissue Group matches the contributions up to 1%, 3% or 4%, depending on that employee’s years of service of one year, five years or fifteen years, respectively. The employee and employer’s contributions are subject to the maximum amount allowed by the Income Tax Act (Canada). The employees choose to invest their contributions and the employer’s contributions in investment funds available.
Pension Plan — Laurent and Alain Lemaire
A separate Group retirement savings has been established for Laurent and Alain Lemaire. The Company’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $21,000 in 2009. They choose to invest their contributions and those of the employer with the brokerage firm of their choice.
Defined Contribution Plan Table
The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Laurent Lemaire, Christian Dubé and Suzanne Blanchet at the beginning and at the end of fiscal year 2009:

	Accumulated value			Accumulated value
	at start of year	Compensatory	Non-compensatory	at year end
Name	($)	($)	($)	($)
Alain Lemaire	514,630	21,000	190,936	726,566
Christian Dubé	73,695	16,442	13,954	104,091
Laurent Lemaire	832,055	21,000	(122,158)	730,897
Suzanne Blanchet	341,119	22,000	52,863	415,982
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Pension Plan — Robert L. Cauffman
Robert L. Cauffman is eligible to participate in Dopaco, Inc.’s (“Dopaco”) Profit Sharing & 401 (K) Retirement Plan and Trust in the United States for all salaried employees which was established to assist employees to reach their financial goals for retirement. Employees can contribute between 1% and 60% of their eligible pay on a pre–tax basis, up to the annual Internal Revenue Service dollar limit of $18,835 in 2009. Subject to certain conditions, Dopaco may make a discretionary matching contribution equal to a percentage determined annually. He is also entitled to receive a non-qualified supplemental executive retirement plan (“SERP”) in the form of a monthly pension ($491,526 per year indexed) payable at age 55 and fully vested after 12 years of service in July 2014. This pension is a 50% joint and survivor benefit to his spouse irrespective of his age upon death. In the event of retirement on December 31, 2009, Robert L. Cauffman would have been entitled to receive a pension of $465,482 per year. This pension is payable in 84 monthly equal and consecutive payments calculated on an actuarial basis, beginning on the first day of the month following the termination of his employment with Dopaco for whatever reason.
Defined Contribution Plan Table
The following table sets forth the accrued value of the retirement plan for Robert L. Cauffman at the beginning and at the end of fiscal 2009:

	Accumulated value			Accumulated value
	at start of year	Compensatory	Non-compensatory	at year end
Name	($)	($)	($)	($)
Robert L. Cauffman	297,411.25	35,125.03	(7,088)	325,488
Defined Benefit Plan Table(4)
The following table sets forth the accrued value of the retirement plan for Robert L. Cauffman at the beginning and at the end of fiscal 2009:

						Change
	Number	Annual				attributable
	of years	benefits payable		Accrued pension	Change	to non-
	credited	($)		obligation at	attributable	compensatory	Accrued pension
	service	At	At age	start of year	to compensatory	items	obligation at
Name	(Number)	year end	65	($)	items	($)(2)	year end(3)
Robert L. Cauffman	7.42	465,482	993,720	10,689,640	1,464,970	(7,840,111)	4,314,499

(1)	The change in accrued pension obligation attributable to compensatory items relates to the cost of services rendered during the year (vesting 5% per year) as well as adjustment costs due to inflation and postponement of the monthly pension payment. payable to Robert L. Cauffman.

(2)	The change in accrued pension obligation attributable to non-compensatory items includes accruing interest on the obligation in 2009, as well as the actuarial gains and losses related to assumptions and a pre-payment of an amount of US $4 M. from his SERP.

(3)	The accrued pension obligation at year end is the value of the pension earned for services rendered up to December 31, 2009. This amount accrues with age and is influenced by an increase in interest rates.

(4)	Amounts paid in $ US and converted in $ Cdn for the purposes of this table at a rate of $ US = 1.141535 $ Cdn, rate used for accrued pension obligation at start of year is $ US 1 = 1.2246 $ Cdn, and rate used for accrued pension obligation at end of year is $ US = 1.0446 $ Cdn.
3.6 Termination, Change of Control and Retirement Benefits
The contract entered into between Robert L. Cauffman and Dopaco stipulates that should we terminate his employment (otherwise than for cause or further to his disability or death) or in the event of a change of control or should he terminate his employment for “Good Reason” (as defined in the contract), he would be entitled to receive severance pay following the termination of employment of an amount equal to 24 months of his base salary payable monthly as well as a bonus payment at the end of each 12 month period of severance. In accordance with the Supplementary Executive Retirement Plan, he is eligible to receive a monthly annuity beginning on the first day of the month following the termination of his employment. Other fringe benefits he is entitled to are: life insurance, disability insurance, car allowance, medical and dental health coverage until the age of 65 and the reimbursement of reasonable expenses related to tax and financial planning services of $24,000 per year.
Robert L. Cauffman undertakes not to solicit customers for a period equal to the maximum severance period of 24 months, not to solicit or hire an employee of the company within the 12 month period prior to termination of his employment and not to enter into competition with the company, namely not to operate or to participate in a business operating in the same sectors of activity, for a period equal to the severance period of 24 months.
The following table sets forth the termination benefits that would have been paid in the circumstances described above, assuming that the termination would have occurred on December 31, 2009:

Termination Benefits
		Salary	Bonus	Monthly Annuity
Name	Severance Period	($)	($)	($)
Robert L. Cauffman	24 months	1,302,473.10	618,673	465,482
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

3.7 Performance graph
The following graph compares the cumulative shareholder return on $100 investment in shares of the Company for the five most recent financial years commencing December 31, 2004 , with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.
Cumulative Shareholder Return over 5 years
From 2004 to 2007, the S&P/TSX Composite index continuously advanced reflecting the growth of the global economy and companies’ earnings. Also, the index benefited from a major rise in the materials sector stocks. In contrast, Cascades’ share price declined from 2004 to 2007 as the rapid inflation of variable costs and the appreciation of the Canadian dollar negatively impacted the profitability. In 2008, both Cascades’ stock and the index were severely hit by the financial crisis. In 2009, Cascades’ share price increased by 162% compared to 35% for the reference index. This outperformance is mainly explained by the significant rebound in the Company’s profitability and the overall decrease in risk aversion by investors. During the same five (5) year period, total compensation received by the Named Executive Officers increased globally by 16%. The plans in place in the Company ensure an alignment of the interests of senior management and those of the shareholders.
3.8 Compensation of Directors
3.8.1 Retainer and Attendance Fees
Only directors who are not employees of the Company receive compensation for acting as members of the Board of Directors and of any Committee of the Board. Compensation is paid quarterly. The following table presents the components of the compensation the members of the Board of Directors may be entitled to receive, with the exception of the directors who are also employees of the Company (Messrs. Bernard, Laurent and Alain Lemaire) who do not receive any compensation for serving as directors. External directors are entitled to receive travel expenses and other expenses incurred to attend Board meetings.

Components	Amount
Annual Board fees	$24,000
Annual Committee fees
Chair of the Audit Committee	$10,000
Chairmen of other Committees (except Audit Committee)	$2,000
Attendance for Board and Committee meetings
Board of Directors	$1,500
($1,500 by telephone)
Committee members (except Chair of Audit Committee)	$2,000
Chair of the Audit Committee	$2,500
The total cash compensation paid to Directors during the financial year ended December 31, 2009 was $529,000.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

3.8.2 Deferred Share Unit Plan
In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSU’s”) to the outside directors in recognition of their contribution to the Company and as an integral part of their overall compensation. The deferred share units provided to the outside directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Company. The principal terms of the deferred share unit plan are as follows: the Company’s DSU Plan came into effect on July 1, 2005. Each director who is not a full time salaried officer or employee of the Company or any of its subsidiaries is eligible to the DSU Plan. Each eligible director has an account in his name to which the DSU’s are credited and held until he ceases to be a director of the Company. The number of DSU’s credited to his account is calculated by dividing the amount of the quarterly cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of March, June, September and December of the Company’s fiscal year, unless otherwise determined by the Human Resources Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one (1) Common Share was so traded. “Quarterly Cash Compensation” means the amount, expressed in dollars payable in cash on the last business day of March, June, September and December by the Company to an eligible director, or if, with respect to any Due Date, an eligible director has served during the applicable term as a member of the Board for a number of days that is less than the full quarter, the amount, expressed in dollars, which is the product of the quotient determined by dividing: the number of days in the particular quarter during the term in which the eligible director served as a member of the Board, by the aggregate number of days in the particular quarter, and the amount, expressed in dollars, of the Quarterly Cash Compensation which would otherwise have been payable for such quarter had the eligible director served as a member of the Board for the full quarter.
DSU holders are credited additional DSU’s in an amount equal to the dividends paid on the Common Shares of the Company. When the participant in the DSU Plan ceases to be a director for any reason whatsoever, the participant will receive, not later than the 31st of January following the end of the year during which the participant’s termination occurred, a lump sum payment in cash equal to the number of DSU’s recorded in the participant’s account on the termination date multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the termination date), less applicable withholding taxes. Under no circumstances, shall DSU’s be considered shares of the Company nor shall they entitle their holder to the rights normally conferred on shareholders of the Company.
3.8.3 Summary table of Compensation
The following table sets forth the total cash compensation paid as well as the number of DSU’S awarded to the directors under the DSU plan during the financial year ended December 31, 2009.

			Non-equity
			annual
	Retainer and	Share-based	incentive plan	Pension	All other
	attendance fees	awards DSU’s	compensation	value(5)	compensation	Total
Name	($)	($)	($)	($)	($)	($)
Bernard Lemaire(1)	—	—	—	—	364,000	364,000
Laurent Lemaire(2)	—	—	—	—	—	—
Alain Lemaire(3)	—	—	—	—	—	—
Paul R. Bannerman	40,500	26,236.94	—	—	—	66,736.94
Robert Chevrier	63,000	26,236.94	—	—	—	89,236.94
André Desaulniers	58,500	26,236.94	—	—	—	84,736.94
Michel Desbiens	58,500	26,236.94	—	—	—	84,736.94
James B. C. Doak	58,500	26,236.94	—	—	—	84,736.94
Louis Garneau	48,500	26,236.94	—	—	—	74,736.94
Sylvie Lemaire	47,000	26,236.94	—	—	—	73,236.94
David McAusland	43,500	26,236.94	—	—	—	69,736.94
Martin P. Pelletier(4)	50,500	26,236.94			134,776.32	211,513.26
Laurent Verreault	60,500	26,236.94				86,736.94

(1)	This amount represents Mr. Bernard Lemaire’s base salary as Executive Vice-Chairman of the Board of Directors of the Company.

(2)	Compensation paid to Mr. Laurent Lemaire is presented under item 3.2.1 ”Summary Table of Compensation on page 17 of this circular.

(3)	Compensation paid to Mr. Alain Lemaire is presented under item 3.2.1.”Summary Table of Compensation on page 17 of this circular.

(4)	During the financial year ended December 31, 2009, Martin P. Pelletier received consulting fees for services rendered to the Company in the amount indicated in the table above.

(5)	The Company does not offer a retirement plan to directors who are not employees of the Company. Mr. Lemaire no longer being eligible to contribute, the Company did not make any contribution on his behalf.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

Defined contribution plan table
The following table sets forth the accrued value of the retirement plan for Mr. Bernard Lemaire at the beginning and at the end of fiscal year 2009:

	Accumulated value			Accumulated value
	at start of year	Compensatory	Non-compensatory	at year end
Name	($)	($)	($)	($)
Robert L. Cauffman	753,301	—	159,046	912,349
3.8.4 Incentive plan awards — value vested or earned during the year
The following table sets forth for each director the value on vesting of share — based awards and the value of the non — equity incentive plan during the financial year 2009.

			Non-equity
	Options — based	Share-based	incentive plan
	Awards Value	Awards Value	compensation —
	vested during	vested during	Value earned
	the year	the year[1]	during the year
Name	($)	($)	($)
Bernard Lemaire	—	—	—
Laurent Lemaire	—	—	414,978
Alain Lemaire	—	—	988,879
Paul R. Bannerman	—	26,236.94	—
Robert Chevrier	—	26,236.94	—
André Desaulniers	—	26,236.94	—
Michel Desbiens	—	26,236.94	—
James B. C. Doak	—	26,236.94	—
Louis Garneau	—	26,236.94	—
Sylvie Lemaire	—	26,236.94	—
David McAusland	—	26,236.94	—
Martin P. Pelletier	—	26,236.94	—
Laurent Verreault	—	26,236.94	—

(1)	The value of the share units which vested during the fiscal year ended December 31, 2009 is calculated in accordance with the provisions of the DSU Plan, the description of which is on page 22 of the circular.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

PART 4. OTHER INFORMATION
4.1 Securities Authorized for Issuance under Equity Compensation Plans
The table below sets forth the number of Common Shares remaining available for future issuance under the Company’s Stock Option Plan as at December 31, 2009.

Number of Securities
		Weighted-average	Remaining Available
		Exercise Price	for Future Issuance
	Number of Securities	of Outstanding	under Equity Compensation
	to be issued upon	Options	Plan (excluding securities
Plan Category	Exercise of Outstanding	($)	reflected in the first column
Equity Compensation Plan Approved by securityholders	4,932,654	10.22	6,300,075
Equity Compensation Plan not approved by Securityholders	—	—	—
Total	4,932,654		6,300,075
4.2 Interest of Insiders and Other Persons in Material Transactions
Management is not aware of any material interest of any Director or Officer of the Company, any proposed management nominee for election as Director of the Company or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Company or in any proposed transaction that has materially affected or will materially affect the Company, any of its subsidiaries or affiliated companies.
4.3 Indebtedness of Directors and Executive Officers
As at December 31, 2009, there were no outstanding loans to any Senior Officer, Director or any nominee as Director of the Company made by the Company or its subsidiaries.
4.4 Corporate Governance
The Board of Directors of the Company considers good corporate governance to be important to the effective operations of the Company. The Company’s corporate governance policy adopted by the Board of Directors defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Company’s corporate governance practices. In this regard, further to a recommendation from the Corporate Governance and Nominating Committee, the Board of Directors approved the adoption of a practice where by shareholders may vote individually for each of the nominees as directors of the Company. Under National Policy 58-201, National Instrument 58-101, and Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information relating to its corporate governance practices. This information is set out in Schedule A to this circular.
4.5 Information on the Audit Committee
Composition of the Audit Committee, Education and Experience of its Members
The Audit Committee is composed of four independent directors, namely, Robert Chevrier, Chairman, André Desaulniers, Laurent Verreault and James B. C. Doak. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of their responsibilities. The Charter of the Audit Committee is set out in Schedule B to this circular.

Name of Committee Member	Relevant Experience and Education
Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Company and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Company’s financial statements.

Laurent Verreault	As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr. Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Company’s financial statements. He is a member of the Board of Directors of Group TMX Inc.

André Desaulniers	Mr. Desaulniers is a director of companies and has acquired his knowledge and experience by acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an investment dealer, for 17 years. He also served on several Audit committees, namely as Chairman of the Audit Committee of the Montreal Exchange Inc.

James B. C. Doak	An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

4.6 Civil Liability Insurance Policy for Directors and Executive Officers
The Company has contracted a civil liability insurance policy, which protects its Directors and Officers against various claims that may arise in the course of their mandate. The policy provides annual coverage of up to $35,000,000 in respect of civil liability awards paid or payable. The policy includes a $250,000 deductible clause for each claim made against the Company. The premium paid by the Company for the period from January 1, 2009 to December 31, 2009 is $275,000.
4.7 Other Business
The Management and the Board of Directors are not aware of any matters to come before the meeting other than as set forth in the Notice of meeting. If any other matters properly come before the meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgement of such matters.
4.8 Additional Information
Financial information concerning the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2009. Additional information relating to the Company is available at www.sedar.com. A copy of the Company’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Company at the following address:
Cascades inc.
Corporate Secretariat
404 Marie-Victorin Blvd. P.0. Box 30
Kingsey Falls, Québec J0A 1B0
4.9 Director Approval
The Board of Directors of the Company has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.
(signed)
Robert F. Hall
Vice-President, Legal Affairs
and Corporate Secretary
Kingsey Falls, Québec, March 18, 2010.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	Board of Directors		Description
1)	BOARD OF DIRECTORS

	a)	Disclose the identity of Directors who are independent.	The Board of Directors (the “Board”) has reviewed the independence of each Director on the basis of the definition provided in section 1.2 of Regulation 58-101 of the Canadian Securities Administrators.. A Director is “independent” if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. To determine if a nominee is independent, the Board reviews the information provided by the Directors or the nominees by way of a questionnaire completed annually. The independent Directors are: Messrs. André Desaulniers, Louis Garneau, Michel Desbiens, Laurent Verreault, Robert Chevrier, David McAusland, and James B. C. Doak.

b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Bernard Lemaire	Bernard Lemaire is Executive-Vice Chairman of the Board of the Company and brother of Laurent and Alain Lemaire;

		Laurent Lemaire	Laurent Lemaire is Chairman of the Board of the Company and brother of Bernard and Alain Lemaire;

		Alain Lemaire	Alain Lemaire is President and Chief Executive Officer of the Company and brother of Bernard and Laurent Lemaire;

		Martin P. Pelletier	Martin P. Pelletier is the former President and Chief Executive Officer of Cascades Fine Papers Group Inc., retired since April 2002. He acts as a consultant to the Company;

		Sylvie Lemaire	Sylvie Lemaire is the daughter of Bernard Lemaire;

		Paul R. Bannerman	Paul R. Bannerman is Chairman of the Board of Directors of Etcan International Inc., (“Etcan”). Etcan is involved through an affiliated company in the sale of offset rolls together with the Company.

c)	Disclose whether or not a majority of the Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.	Seven of the thirteen Directors proposed by management for election to the Board are independent.

d)	If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.	Information on the Directors who hold directorships with other public companies is set out at page 8 to 10 of this circular.

e)	Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the preceding twelve months. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.	The independent Directors meet, without the presence of management, as required at the end of each regular meeting and meet together once a year. The independent Directors held one meeting during the 2009 financial year.

f)	Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.	The positions of Chief Executive Officer and Chairman of the Board are separate. The Chairman of the Board is not independent. Mr. Robert Chevrier acts as lead Director. He oversees the responsibilities of the Independent Directors and assumes other responsibilities, which the Independent Directors as a whole might designate from time to time. He chairs periodic meetings of the Independent Directors and sets their agenda and reports to the Board on their deliberations, as required.

g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the most recently completed financial year.	The Board held eleven meetings during the 2009 financial year. A record of attendance by Directors at meetings of the Board and its Committees held during the fiscal year ended December 31, 2009 is set out under the heading “Directors Attendance Record to Board and Committee Meetings” on page 11 of this circular.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

	Board of Directors		Description
2)	BOARD MANDATE Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.		The Board has adopted a Corporate Governance Policy, (the “Policy”) the integral text of which is set out in Schedule C to this circular.

3)	POSITION DESCRIPTIONS

	a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has adopted a written position description for the Chair whose responsibilities are set out in the Corporate Governance Policy in Schedule C to this circular. The Board has not adopted written position descriptions for the Chair of each Board Committee.

	b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Policy defines the role and responsibilities of members of Senior Management including the Chief Executive Officer as follows: he is responsible for implementing the Company’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Company’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. The responsibilities are set out in Schedule C-1 to the Corporate Governance Policy.

4)	ORIENTATION AND CONTINUING EDUCATION

	a)	Briefly describe what measures the Board takes to orient new Directors regarding i. the role of the Board, its Committees and its Directors, and ii. the nature and operation of the issuer’s business.	The Board has implemented an orientation and education program for new members of the Board.. The main objective of the education program is to afford each new director the opportunity to become familiar with the Company’s activities and to better understand the stakes and challenges faced by the Company. Each Director receives a Director’s Manual that is updated periodically. The Manual contains pertinent material and information on the Company, the Board, and its Committees. Directors meet with the Chairman of the Board, the President, and Chief Executive Officer and members of Senior Management to discuss the Company’s operations and are given periodic presentations on a particular business unit or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Company’s installations and meet with management.

	b)	Briefly describe what measures, if any, the Board takes to provide continuing education for Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.	From time to time, the Company offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities.

5)	ETHICAL BUSINESS CONDUCT

	a)	Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:	The Company has adopted a Code of Ethics (the “Code”) that is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Company operates its activities.

		i. disclose how a person or company may obtain a copy of the code;	The Code is available on the Company’s Website at www.cascades.com and may be obtained upon written request to the Corporate Secretary at 404, Marie-Victorin Blvd, P.O. Box 30, Kingsey Falls, (Quebec), JOA 1BO.

		ii. disclose how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	The Corporate Governance and Nominating Committee and the Board regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct.

iii.    provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.
The Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.

	b)	Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.	The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

	c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company has developed and implemented and the Board has approved various corporate policies including a Policy on Disclosure of Information, a Policy on the Treatment of Complaints, and a Policy on Harassment in the Workplace. The Company has implemented a training program for all employees on the contents of the Code and the Company’s expectations in this regard. An on line training session on the Company’s intranet site also exists for new employees. The Company has also put in place an ethics telephone line allowing employees to report anonymously any concerns regarding compliance with the Code or questions relating to auditing and accounting matters.
CASCADES — MANAGEMENT PROXY CIRCULAR 2009

	Board of Directors		Description
6)	NOMINATION OF DIRECTORS

	a)	Describe the process by which the Board identifies new candidates for Board nomination.	Together with the Chairman of the Board, this responsibility has been assigned to the Corporate Governance and Nominating Committee, which is composed of three independent Directors. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board.

	b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee’s mandate includes this responsibility. The Corporate Governance and Nominating Committee is composed of three independent Directors.

	c)	If the Board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.	The Corporate Governance and Nominating Committee is responsible for the elaboration, update, and disclosure of the Company’s practices relative to corporate governance. The Committee coordinates the recruitment of new directors, reviews candidates for directorships, and submits its recommendations to the Board of Directors. It coordinates the annual assessment of the effectiveness of the Board of Directors and the contribution of Directors. In addition, it recommends the appropriate type of compensation for the Directors.

7)	COMPENSATION

	a)	Describe the process by which the Board determines the compensation for the officers	The Board has established a Human Resources Committee whose responsibility consists in recommending to the Board the compensation for Executive Officers of the Company.

	b)	Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Human Resources Committee is composed of three independent Directors.

	c)	If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.	This Committee is responsible for reviewing and making recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the President and Chief Executive Officer, all in accordance with the compensation policy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations, if necessary. The Committee reviews practices put in place by the Company relating to recruitment, training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options to those persons eligible in accordance with the Company’s Stock Option Plan. If required, the Committee retains the services of outside consultants, specialized in compensation to assist it in performing its mandate.

	d)	If a compensation consultant or advisor has, at any time during the last financial year, been retained to assist in determining compensation for the Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work, state that fact and briefly describe the nature of the work.	No compensation consultant was retained during the financial year 2009.

8)	OTHER BOARD COMMITTEES If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Environment, Health and Safety Committee’s mandate consists in regularly reviewing the Company’s performance to verify that the Company’s operations are conducted in accordance with industry norms as well as those standards imposed by laws and regulations on the quality of the environment. It is also charged with regularly reviewing the Company’s performance in matters of health and safety in the workplace to verify that the Company’s operations attain or surpass industry norms and respect the standards imposed by law.
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Board of Directors	Description
9)	ASSESSMENTS

Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee. The effectiveness is measured through a questionnaire that is sent annually to all the Directors. The effectiveness of each Director is assessed through a self-evaluation process, the results of which are reported to the Chairman of the Board with whom the responsibilities lie. The Chairman reports to the Board, as appropriate.
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SCHEDULE B
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF CASCADES INC.
1. Purpose
The purpose of this charter is to describe the role of the Audit Committee (the “ Committee ”) as well as its duties and responsibilities delegated by the Board of Directors (the “Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues: the quality and integrity of the Company’s financial statements;
•	Accounting and financial reporting process;

•	Systems of internal accounting and financial controls;

•	External auditors qualifications, independence and performance;

•	Internal audit function and process;

•	The Company’s compliance with legal and regulatory requirements;

•	Fulfill any other responsibilities assigned to it from time to time by the Board.
2. Division of responsibilities
In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Company’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Company is responsible for the preparation, the presentation and the integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting.
Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The auditors are responsible for planning and carrying out audits of the Company’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.
In performing their duties, the members of the Committee must have open and free discussions with the Board, the external auditors, the internal auditor, and management of the Company.
3. Composition and organization
The Committee shall be composed of a minimum of three directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member must be an unrelated or independent director.
Each Committee member must be financially literate and at least one member must have accounting or related financial management expertise, as determined by the Board.
The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Company or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.
4. Meetings and resources
The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the external auditors, as required.
The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.
The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the Internal Auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.
The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.
The Committee shall at all times have direct access to management, to the internal auditor and to the external auditors in order to seek explanations or information on specific questions.
The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel, and other external consultants and to set and pay their compensation, without further Board approval.
In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Company, its divisions, and its subsidiaries.
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5. Duties and responsibilities
In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:
5.1 Financial reporting
•	Monitor the quality and integrity of the Company’s accounting and financial reporting system through discussions with management, the external auditors and the internal auditor;

•	Review with management and the external auditors the annual audited financial statements of the Company, including the information contained in management’s discussion and analysis, related press releases and the external auditors report on the annual financial statements prior to public disclosure and filing with the Securities Administrators;

•	Review the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Administrators;

•	Review the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	Review with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	Review financial analyses and other written communications prepared by management, the internal auditor or external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods (“ GAAP ”) on the financial statements;

•	Verify the compliance of management certification of financial reports with applicable legislation;

•	Review important litigation and any regulatory or accounting initiatives that could have a material effect upon the Company’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	Review the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any management letter issued by the external auditors.
5.2 Risk management and internal control
•	Periodically receive management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;

•	Review insurance coverage for the Company annually and as may otherwise be appropriate;

•	Review the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and credit; review significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Company’s financial or corporate structure, including off-balance sheet items;

•	Assist the Board in carrying out its responsibility for ensuring that the Company is compliant with applicable legal and regulatory requirements;

•	While ensuring confidentiality and anonymity, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically review with the Board, the external and internal auditors, and members of management, the Company’s anti-fraud program and practices.
5.3 Internal Audit Function
•	Review with management, the internal audit staff qualifications and experience and, if required, recommend the appointment or replacement of the internal auditor;

•	Regularly assess the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	Annually review the internal audit plan;

•	Undertake private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved differences of opinion or disputes.
5.4 External Auditors
•	Recommend to the Board, the appointment of the external auditors and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluate and compensate them and assess their qualifications, performance and independence;

•	Ensure that as representatives of the shareholders, the external auditors report to the Committee and to the Board;

•	Approve all auditing services provided by the external auditors and determine and approve in advance non audit services provided, in compliance with applicable legal and regulatory requirements;

•	Discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles but also the quality of those principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as; iii) any other material written communications between the Company and the external auditors, including any disagreement or unresolved differences of opinion between management and the external auditors that could have an impact on the financial statements;

•	Review at least once a year the external auditors report stating all relationships the external auditors have with the Company and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact the quality of the audit services or their objectivity and independence;

•	Review the Company’s hiring policies for employees or former employees of the external auditors.
5.5 Performance Evaluation of the Committee
•	Prepare and review, with the Board, an annual performance evaluation of the Committee and its members and assess once a year, the adequacy of its mandate and, if required, make recommendations to the Board.
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SCHEDULE C
CORPORATE GOVERNANCE POLICY
Introduction
This document describes the guidelines towards effective corporate governance for Cascades Inc., (the “Company”).
The term “Corporate Governance”, means those methods and systems developed by the Board of Directors to manage and operate the Company’s activities, the whole, in the best interests of the Company and its Shareholders.
1. Board mandate
1.1 General Mandate
The Board of Directors has a mandate to ensure the Company’s governance and to discharge its responsibilities in accordance with applicable laws, regulations and the policies of the Company.
1.2 Corporate Governance
The Board of Directors is responsible for developing methods and systems, which will insure that the Corporation complies with its corporate governance obligations in accordance with the guidelines adopted by Canadian Securities Regulators and norms of other regulatory agencies. The Board of Directors therefore assumes responsibility for the following subjects:
•	Adoption of a procedure for the establishment and evaluation of a strategic plan;

•	Identification of the principal risks inherent to the business and developing appropriate risk management procedures;

•	Succession planning, including the appointment, training and appraisal of Executive Officers;

•	Adoption of a communications policy for the Company;

•	Ensuring the integrity of the internal accounting controls and management information systems of the Company;

•	Conducting the affairs of the Company in accordance with the law; and ensuring the integrity of the financial statements of the Company;

•	Ensures that rules of ethics are established for the Directors, officers, and employees of the Company and that adequate procedures re put in place in order to ensure compliance.
1.3 Appointment and Evaluation of Executive Officers
The Board is responsible for:
•	The appointment of the President and Chief Executive Officer;

•	The approval of the designation of other Executive Officers;

•	The evaluation of the performance of the President and Chief Executive Officer and other Executive Officers;

•	To ensure that the objectives of the strategic plan of the Company are carried out in an effective manner.
For the purposes of this document, “Executive Officers” refers to the following positions:
•	The Chairman of the Board;

•	The Executive Vice-Chairman of the Board;

•	The President and Chief Executive Officer;

•	The Presidents of the principal subsidiaries,

•	Executive Officers of Cascades Inc., including:
-	The Vice-President, and Chief Financial Officer,

-	The Vice-President, Finance and Treasurer

-	The Vice-President, Organizational Development,

-	The Vice-President, Human Resources,

-	The Vice-President, Information Technologies and Purchasing,

-	The Vice-President, Communications and Public Affairs,

-	The Vice-President, Environment,

-	The Corporate Secretary; and

-	Any other Officer of Cascades Inc.
2. Composition of the board of Directors
2.1 Directors independence
The Board recognizes the importance of the contributions of the independent Directors and priority will be given on this basis in the selection of new Board members. An independent Director means a Director that has no direct or indirect material relationship with the Company that could in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment.
2.2 Assessment of directors
The Board of Directors shall undertake on a regular basis an assessment of its effectiveness and that of its Committees and its members individually, to ensure that the Board functions in an efficient manner.
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2.3 Outside directors
The independent Directors shall meet without the presence of related Directors or members of Senior Management at least once a year.
2.4 External consultants
Subject to the approval of the Corporate Governance Committee and Nominating Committee, Directors may retain the services of external consultants, at the Company’s expense, in appropriate circumstances, in order to assist them in carrying out their duties.
3. Operation and responsibilities of the board of Directors
3.1 Operation of the Board of Directors
The Board discharges its responsibilities either directly or through its committees.
The Board determines the expectations with respect to Directors and their responsibilities.
3.2 Mandate of the Chairman of the Board
The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chairman of the Board and Chief Executive Officer. If the Chairman of the Board is not independent, the independent Directors appoint a lead Director.
The Chairman of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chairman of the Board has the following responsibilities, namely:
•	Provide leadership to enhance Board effectiveness;

•	Act as liaison between the Board and management;

•	Assist in representing the Company, as required, to external groups;

•	Oversee the application of good corporate governance;

•	Preside at meetings of the Board and annual and special meetings of Shareholders;

•	Participate in the preparation of the agenda for each Board meeting;

•	Supervise the Board committees’ work and, in this regard, the Chairman of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);

•	Ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;

•	Facilitate Board assessment and his performance assessment and the implementation of improvements;

•	Provide suitable directives to the Board members to assist them in discharging their responsibilities;

•	Ensure that recently elected or appointed Directors benefit from an orientation and education program.
3.3 Responsibilities of Executive Officers
The Executive Officers of the Company are responsible for i) developing the strategic plan and business plan for the Company and each of its business sectors, the plans must be submitted to the Board for its consideration; ii) implementing the strategic plan and business plan approved by the Board; and iii) all decisions relating to the day-to-day management of the affairs of the Company and its subsidiaries. The mandate of the Chief Executive Officer is outlined in Schedule C-1 to this Policy.
3.4 Major decisions
The Board of Directors must be consulted on decisions affecting the Company, its subsidiaries and joint ventures, including, namely:
•	Adoption of the strategic plan;

•	Approval of the annual budgets;

•	Approval of the annual and quarterly financial statements of the Company as well as the annual and quarterly reports and the annual information form;

•	Any acquisition or sale of assets, the value of which (including acceptance of debt) exceeds the greater of 5% of the net value of the Company or 15 million;

•	Appointment and evaluation of Executive Officers of the Company and determination of their compensation and other conditions of employment;

•	The declaration of dividends;

•	Any form of indebtedness, the total value of which exceeds the greater of 2.5% of the net value of the Company or $15 million;

•	All capital expenditures exceeding the greater of 2.5% of the net value of the Company or $15 million;

•	Any purchase, repurchase or other acquisition of the shares of the Company;

•	Any transaction between the Company and a related party.
3.5 Board Committees
The Board has established the following Committees in order to assist it in carrying out its duties:
•	The Administrative Committee;

•	The Human Resources Committee;

•	The Audit Committee;

•	The Environment, Health and Safety Committee; and

•	The Corporate Governance and Nominating Committee.
3.6 Committee mandates
The mandate of each Committee forms an integral part of this Corporate Governance Policy.
3.7 Other committees
The Board may, at its discretion, establish other committees to assist it in carrying out its duties.
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3.8 Committee composition
In general, the Committees of the Board of Directors should be composed of independent Directors, the majority of whom are unrelated. Notwithstanding the above, the Board may, if deemed appropriate, appoint related Directors to the Committees. The Committees shall appoint a Chair to preside over the Committees meetings. The duration of the Chairmen’s mandate shall not exceed three years.
4. Other corporate governance issues
4.1 Policy on insiders
The Company’s Policy on Insider Trading and Privileged Information that is attached to the Company’s Code of Ethics forms an integral part of this Corporate Governance Policy.
4.2 Code of Ethics
The Company’s Code of Ethics, which is available on the Company’s Web site, forms an integral part of this Corporate Governance Policy.
5. Effective date
This Corporate Governance Policy will come into force and be effective as of December 12, 2002.
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SCHEDULE C-1
MANDATE OF THE CHIEF EXECUTIVE OFFICER
Reporting to the Board of Directors (the “Board”), and as one of its members, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Company”) strategic and operational objectives and for the execution of the Board’s decisions.
Responsibilities
The Chief Executive Officer has the following responsibilities:
A)	With respect to strategic planning

•	With the advice and counsel of senior management, formulate, and recommend to the Board, a long-term strategy that will promote shareholder value;

•	Assume ultimate accountability for the execution of the Company’s strategy and policies and, if applicable, for their communication to the Company’s senior management as well as to the Company’s external partners;

•	Submit to the Board annual business plans and budgets that support the Company’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

B)	With respect to operations of the Company

•	Oversee the management of the Company’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;

•	Identify and manage the risks and business opportunities presented to the Company in the course of its business activities;

•	Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

C)	With respect to corporate governance matters

•	Serve as the Company’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;

•	Collaborate with the Chairman of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Chairman of the Board as well as its members are kept informed of the overall business operations of the Company and of its subsidiaries and of major issues facing them;

•	Maintain effective channels of communication with the Chairman and the Board as a whole and meet periodically and, as required, with the Chairman of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;

•	Foster a corporate culture based on the values stated in the Company’s Philosophy which include namely, respect, integrity, discipline and financial rigor.

•	Ensure that the Company has an accounting system in place capable of producing financial statements that fairly reflect the Company’s financial situation and enable investors to understand the Company’s business and to make investment decisions accordingly.
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